COMMENTS RECEIVED ON FEBRUARY 1, 2006 FROM CHRISTIAN SANDOE

FIDELITY RUTLAND SQUARE TRUST (File Nos. 333-109560 and 811-21439) POST-EFFECTIVE AMENDMENT

1.	PAS International Fund of Funds

“Investment Summary” (prospectus) “Principal Investment Strategies”

“Allocating assets among underlying funds to achieve portfolio characteristics similar to that of the Morgan Stanley Capital InternationalSM Europe, Australasia and Far East (MSCI® EAFE® Index.”

C: The Staff requests identification of each constituent portfolio characteristic of the index that the

Fund will seek to track.

R: In response to the Staff’s comments, we have revised the disclosure as follows (underlined added, [bracketed] deleted): “[Allocating assets among underlying funds to achieve portfolio characteristics similar to that of the Morgan Stanley Capital InternationalSM Europe, Australasia and Far East (MSCI® EAFE®) Index.] Normally allocating assets among underlying funds to diversify the fund’s portfolio in terms of market capitalization (by including large, mid and/or small cap underlying funds), by style (by including growth and value underlying funds) and by geographic region (by including developed and emerging market underlying funds). The fund is typically diversified across several countries and regions. Strategic considers the size of the market in each country relative to the size of the international market as a whole when allocating assets.”

2.	PAS International Fund of Funds

“Investment Summary” (prospectus) “Principal Investment Risks”

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

C: The Staff suggests that because “emerging markets” is identified within the above referenced foreign exposure risk disclosure, a corresponding emerging markets principal investment strategy should be discussed in the “Principal Investment Strategies” section.

R: We believe that Form N-1A does not require each element of foreign exposure risk necessarily to have a separate corresponding principal investment strategy. We acknowledge that Item 2 of Form N-1A requires summary disclosure of each principal investment strategy of a fund and the principal risks of investing in the fund. We observe that, in light of changes made in response to comment 1 above, investing in emerging markets is now identified within the “Principal Investment Strategies” section.

3.	PAS International Fund of Funds “Fee Table” (prospectus)

“Strategic charges net fees up to 1.10% for its discretionary investment programs.”

Fidelity Rutland Square Trust (File Nos. 333-109560 and 811-21439)

C: The Staff asks us to explain why this discretionary program fee is not reflected as a line item in the fee table.

R: We believe that the fee table meets the requirements of Item 3 of Form N-1A. We observe that the above referenced discretionary investment program fees are paid by clients of the Fund’s investment adviser for overall discretionary asset management-related services and are not expenses attributable to the Fund.

4.	PAS International Fund of Funds

“Fee Table” (prospectus)

“The table does not include fees and expenses of the underlying funds, which typically will be much higher than 0.25%.”

C: The Staff asks us to consider disclosing an estimate of the underlying funds’ blended annual fund operating expenses based upon the anticipated initial investment allocations to underlying funds. The staff observes that the figure used in the above-referenced sentence is the “Management fee” line item total from the Fund’s fee table and asks, if we determine that it is not appropriate to provide a blended annual fund operating expense number, that we use the “Total annual fund operating expenses” line item total from the Fund’s fee table rather than the “Management fee” line item total.

R: We believe that Form N-1A does not require disclosure of the underlying funds’ blended annual fund operating expenses, and that it would be difficult to calculate a reliable number. In response to the Staff’s comments, we have revised the disclosure as follows (underlined added, [bracketed] deleted):

“The table does not include fees and expenses of the underlying funds, which typically will be much higher than [0.25%] 0.28%.”

5.	PAS International Fund of Funds “Fee Table” (prospectus)

“Underlying funds ordinarily will pay Fidelity annual fees equal to 0.35% of their average daily net assets.”

	C:	The Staff asks us to identify the asset base on which the 0.35% asset-based fee is calculated.

	R:	This fee is calculated on the average daily net assets of underlying fund shares that are held through

Fidelity’s FundsNetwork on a no-transaction-fee (NTF) basis. Those shares would include shares held by the Fund. Because the nature of this fee is discussed in greater detail within the “Investment Details” section of the prospectus, a cross reference to that section will be added. In addition, the disclosure in the “Investment Details” section will be revised in light of this comment. Accordingly, in response to the Staff’s comments, we have revised the disclosure in the “Fee Table” section as follows (underlined added, [bracketed] deleted): “Underlying funds ordinarily will pay Fidelity annual fees equal to 0.35% of their average daily net assets, as further described in the “Investment Details” section of the prospectus.”

6.	PAS International Fund of Funds

“Investment Details” (prospectus) “Principal Investment Strategies”

Fidelity Rutland Square Trust (File Nos. 333-109560 and 811-21439)

“Strategic allocates assets among underlying funds according to an allocation strategy designed to achieve portfolio characteristics similar to that of the MSCI EAFE Index, a market capitalization-weighted index of equity securities of companies domiciled in various countries. The index is designed to represent the performance of developed stock markets outside the United States and Canada and excludes certain market segments unavailable to the U.S. based investors.”

C: The Staff requests identification of each constituent portfolio characteristic of the index that the Fund will seek to track.

R: In response to the Staff’s comments, we have revised the disclosure as follows (underlined added, [bracketed] deleted): “[Strategic allocates assets among underlying funds according to an allocation strategy designed to achieve portfolio characteristics similar to that of the MSCI EAFE Index, a market capitalization-weighted index of equity securities of companies domiciled in various countries. The index is designed to represent the performance of developed stock markets outside the United States and Canada and excludes certain market segments unavailable to the U.S. based investors.] Strategic normally allocates assets among underlying funds to diversify the fund’s portfolio in terms of market capitalization (by including large, mid and/or small cap underlying funds), by style (by including growth and value underlying funds) and by geographic region (by including developed and emerging market underlying funds). The fund is typically diversified across several countries and regions. Strategic considers the size of the market in each country relative to the size of the international market as a whole when allocating assets.”

7.	PAS International Fund of Funds

“Investment Details” (prospectus) “Principal Investment Strategies”

“Normally the fund will invest only in underlying funds that participate in Fidelity’s FundsNetwork on a no- transaction-fee (NTF) basis. NTF funds pay Fidelity fees that typically are at an annual rate of 0.35% of a fund’s average daily net assets, though such fees may be higher or lower in some cases.”

	C:	The Staff asks us to identify the asset base on which the 0.35% asset-based fee is calculated.

	R:	In response to the Staff’s comments, we have revised the disclosure as follows (underlined added,

[bracketed] deleted):

“Normally the fund will invest only in underlying funds that participate in Fidelity’s FundsNetwork on a no-transaction-fee (NTF) basis. NTF funds pay Fidelity fees that typically are at an annual rate of 0.35% of a fund’s average daily net assets attributable to purchases through Fidelity’s FundsNetwork, though such fees may be higher or lower in some cases.”

8.	PAS International Fund of Funds

“Investment Details” (prospectus) “Principal Investment Strategies”

“The fund does not currently intend to invest in non-NTF funds (including funds that do not participate in FundsNetwork), but reserves the right to do so if permitted by law in the future.

C: The Staff believes that the final clause implies that investments in non-NTF funds are not permitted by current legal requirements and observes that Section 12(d)(1) accommodates funds of funds

Fidelity Rutland Square Trust (File Nos. 333-109560 and 811-21439)

structures in which funds have sales loads, subject to certain conditions. Accordingly, the Staff asks us either to revise the language to remove the possible implication that investments in non-NTF funds are not permitted by current legal requirements or to explain why we believe that investments in non-NTF Funds are not be permitted by current legal requirements.

R: In response to the Staff’s comment, we have revised the disclosure as follows(underlined added, [bracketed] deleted): “The fund does not currently intend to invest in non-NTF funds (including funds that do not participate in FundsNetwork). [, but reserves the right to do so if permitted by law in the future.]”

9.	PAS International Fund of Funds

Tandy (prospectus and SAI)

	C:	The Staff would like us to affirm the following three statements:

		1)	The Fund is responsible for the adequacy and accuracy of the disclosure in filings.

		2)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

		3)	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

	R:	We affirm the above statements.